UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SYNALLOY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871565107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.    ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.: 871565107

(1)	Name of reporting person I.R.S. Identification No. of Above Person MARKEL CORPORATION 54-1959284
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship VIRGINIA
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 785,343
(6) Shared voting power 0
(7) Sole dispositive power 785,343
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 785,343
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 9.03%
(12)	Type of reporting person CO

Item 1(a).	Name of Issuer

SYNALLOY CORPORATION

Item 1(b).	Address of Issuer’s Principal Executive Offices

775 SPARTAN BLVD, SUITE 102, P.O. BOX 5627

SPARTANBURG, SC 29304

Item 2(a).	Name of Person Filing

MARKEL CORPORATION

Item 2(b).	Address of Principal Business Office or, if none, Residence

4521 HIGHWOODS PKWY

GLEN ALLEN, VA 23060

Item 2(c).	Citizenship

VIRGINIA

Item 2(d).	Title of Class of Securities

COMMON STOCK

Item 2(e).	CUSIP No.

871565107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

(a)	Amount beneficially owned:

785,343

(b)	Percent of class:

9.03%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

785,343

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

785,343

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014	MARKEL CORPORATION

	By:	/s/ D. Michael Jones
	Name:	D. Michael Jones
General Counsel and Secretary